Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Northcore reports second quarter 2010 financial results

     (TSX: NTI; OTCBB: NTLNF)

     TORONTO, Aug. 11 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of technology solutions for capital asset management, announced today its interim financial results for the second quarter ended June 30, 2010. All figures are reported in Canadian dollars.
     Northcore reported consolidated revenues of $132,000 for the second quarter, a decrease of 23 percent from the $172,000 generated in the first quarter of 2010. In the second quarter of 2009, we reported consolidated revenues of $208,000. The decrease in revenues was attributed to foreign exchange differences and the delays in services revenues. The decrease in services revenue was due to customer delays in the start of consulting and development projects. The revenues from these projects are expected to be realized in the second half of the year.
     Northcore derives its revenues from application hosting activities provided to customers, royalty fees from its business partners, the sale of software licenses, and the delivery of technology services, such as application development and software customization.
     Northcore reported a loss for the second quarter of $593,000 or $0.004 per share, basic and diluted. This compares to a loss of $612,000 or $0.004 per share, basic and diluted, in the first quarter of 2010. In the second quarter of 2009, Northcore reported a loss of $433,000 or $0.003 per share, basic and diluted.
     As at June 30, 2010, Northcore held cash of $33,000, and accounts receivable of $91,000.
     Subsequent to the quarter ended June 30, 2010, we closed an equity transaction with GEM securing gross proceeds of $383,000. As a result of the transaction, Northcore issued 2,191,000 common shares for the first tranche draw and 6,000,000 share-purchase warrants at an exercise price of $0.27 and an expiry date of August 9, 2013 to finalize the availability of the committed
$6,000,000 equity line of credit with GEM.

     Operating Highlights

     We accomplished the following activities in the period:

     <<
     -   Awarded two supply arrangements with the Canadian Federal Government, qualifying Northcore for the provision of business technology services, one directly and one in partnership with Ottawa based Donna
         Cona Inc.;
     -   Executed an initial engagement with a Canadian based bio-energy corporation, solidifying Northcore's entry into this growing market;
     -   Initiated a project to perform key enhancements to Asset Seller, the
         Company's core sales platform that powers high profile remarketing sites such as GEasset.com;
     -   Completed the development of additional security modules required for
         Northcore's core products to achieve US bank certification;
     -   Delivered a series of E-marketing campaigns for two major strategic partners; and
     -   Entered into an agreement with GEM Global Yield Fund Limited (GEM)
         for a $6,000,000 equity line of credit.
     >>

     Outlook

     Our focus on business development and securing funding in the first half of this year is progressing.
     Our holistic remarketing platform using the Motorola hand held device for data capture, is moving through the final stage of user acceptance in the third quarter of 2010. With this strong reference account, we look forward to addressing the mounting demand for our industry leading product to key customers of GE through our joint venture, GE Asset Manager, LLC.
     Our government thrust will benefit from the award of new supply arrangements. These sourcing vehicles streamline the process required for the
Canadian Government to procure our technology products and services. We believe that our enhanced product suite presents a compelling value proposition for the public sector channel.
     We have made the first step towards marketplace creation in the mining sector with Xstrata, one of the global leaders in the mining industry. We are encouraged by the receptivity from other mining companies for our product-set in this dynamic, high demand sector.
     The due diligence process with GEM highlighted their interest in
Northcore's product extension within the emerging Energy Internet, as well as for our patented Dutch Auction platform. These initiatives are viewed as exciting additions to growing our core business.
     "Throughout this period, the relationships with our existing partners have never been stronger and we expect this trend to continue. While we are beginning to see some optimism on the global economic front, organizations continue to be capital constrained. With every engagement we perform, the evidence mounts as to the effectiveness of our products in the creation of working capital for customers. The combination of increasing business development opportunities and new funding, drives our outlook for the future potential of Northcore," said Duncan Copeland, CEO of Northcore Technologies.
     Northcore will hold a conference call at 10:00 a.m. (Eastern Time) on
Thursday August 12 to discuss its financial results and review operational activities. Investors and followers of the Company can listen to a live broadcast of the call from the investor relations section of the Company's website, http://www.northcore.com/events.html.

     <<
     About Northcore Technologies Inc.
     ---------------------------------
     >>
     Northcore Technologies provides a Working Capital Engine(TM) that helps organizations source, manage, appraise and sell their capital equipment.
Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.
     Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.
     Additional information about Northcore can be obtained at
www.northcore.com.

     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto
Stock Exchange, on SEDAR (the System for Electronic Document Analysis and
Retrieval at www.sedar.com) and the US Securities and Exchange Commission.
This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

     <<
                          (financial results follow)

                          Northcore Technologies Inc.
                          Consolidated Balance Sheets
                  (expressed in thousands of Canadian dollars)
                          (Canadian GAAP, Unaudited)
     -------------------------------------------------------------------------

                                          June 30,     June 30,   December 31,
                                            2010         2010         2009
                                         -------------------------------------
                                                       (in US$)

                                                      translated
                                                     into US$ at
                                                     Cdn$ 1.0606
                                                         for
                                                     convenience

     Cash                                 $      33    $      31    $     226
     Other current assets                       134          127          288
     Other assets                               695          655          591
                                         -------------------------------------
       Total assets                       $     862    $     813    $   1,105
                                         -------------------------------------
                                         -------------------------------------

     Accounts payable and accrued
      liabilities                         $     780    $     735    $     492
     Deferred revenue                           112          106           27
     Current portion of long term debts         321          303          156
     Non-current portion of long
      term debts                                470          443          446
     Total shareholders' deficiency            (821)        (774)         (16)
                                         -------------------------------------
       Total liabilities and
        shareholders' deficiency          $     862    $     813    $   1,105
                                         -------------------------------------
                                         -------------------------------------

                          Northcore Technologies Inc.
          Consolidated Statements of Operations and Comprehensive Loss
         (expressed in thousands of dollars, except per share amounts)
                          (Canadian GAAP, Unaudited)

                   ----------------------------- -----------------------------
                          Three Months Ended             Six Months Ended
                   ----------------------------- -----------------------------
                              June 30,                      June 30,
                   ----------------------------- -----------------------------
                     2010      2010      2009      2010      2010      2009
                     ($C)      ($US)     ($C)      ($C)      ($US)     ($C)
                   ----------------------------- -----------------------------

                             translated                    translated
                            into US$ at                   into US$ at
                            Cdn$ 1.0606                   Cdn$ 1.0606
                                for                           for
                            convenience                   convenience

     Revenues       $   132   $   124   $   208   $   304   $   287   $   367
                   ----------------------------- -----------------------------

     Operating
      expenses:
       General and
       admini-
       strative         352       332       159       740       698       599
       Customer
        service and
        technology      184       173       180       376       355       354
       Sales and
        marketing        41        39        53        92        87        70
       Employee
        stock
        options          74        70        39       159       150        87
       Depreciation       5         5         8        11        10        16
                   ----------------------------- -----------------------------
     Total
      operating
      expenses          656       619       439     1,378     1,300     1,126
                   ----------------------------- -----------------------------

     Loss before
      the
      undernoted       (524)     (495)     (231)   (1,074)   (1,013)     (759)
                   ----------------------------- -----------------------------
     Interest
      expense:
       Cash
        interest
        expense on
        notes
        payable and
        secured
        subordinated
        notes            32        30        63        61        58       158
       Accretion of
        secured
        subordinated
        notes           137        35       139        70        66       275
                   ----------------------------- -----------------------------
     Total
      interest
       expense           69        65       202       131       124       433
                   ----------------------------- -----------------------------

     Loss and
      comprehensive
      loss for the
      period        $  (593)  $  (560)  $  (433)  $(1,205)  $(1,137)  $(1,192)
                   ----------------------------- -----------------------------
                   ----------------------------- -----------------------------

     Loss per
      share, basic
      and diluted   $(0.004)  $(0.004)  $(0.003)  $(0.008)  $(0.008)  $(0.009)
                   ----------------------------- -----------------------------
                   ----------------------------- -----------------------------

     Weighted
      average
      number of
      shares
      outstanding,
      basic and
      diluted
      (000's)       162,005   162,005   139,299   161,523   161,523   129,629
                   ----------------------------- -----------------------------
                   ----------------------------- -----------------------------
     >>

     %SEDAR: 00019461E %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, Fax: (416) 640-0412, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 17:24e 11-AUG-10